Writer's Direct Dial: (212) 225-2122 E-Mail: rcheck@cgsh.com

August 14, 2006

Mr. John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	NTR Acquisition Co. Registration Statement on Form S-1 File No. 333-135394 Filed June 28, 2006

Dear Mr. Reynolds:

On behalf of NTR Acquisition Co. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 4, 2006, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 1.

John Reynolds, Assistant Director, p. 2

General

1.

Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: The Company will comply with this comment.

2.

Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. In addition, please provide the undertakings required by Item 512(a) of Regulation S-K.

Response: We have not checked the Rule 415 box or provided Rule 512(a) undertakings because none of the securities being registered under the Registration Statement are being offered on a continuous or delayed basis. Please note that in the “Calculation of the Registration Fee” table on the face page of the Registration Statement, only the securities being issued and sold currently in the underwritten offering (i.e., the units and the warrants and shares of common stock included in those units at issuance) are being registered under this Registration Statement. The sale of common stock in the future upon exercise of the warrants is not being registered under this Registration Statement and is not required to be registered at this time under longstanding Commission practice applicable to warrants that, like these, are not exercisable for at least one year. The shares of common stock to be issued and sold upon the exercise of the warrants will be registered under a separate registration statement to be filed in the future pursuant to the registration rights agreement that is described in Amendment No. 1. As you note in your comment 12, by their terms the warrants may not be exercised unless such a registration statement has been filed and is effective at that time.

3.

In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In particular, disclose and discuss the timing of the proposed distribution to the public Stockholders of the proceeds in the Trust Account in relation to the stockholder vote as to the dissolution of the company and the payment of or provision for amounts to cover outstanding debts, liabilities, obligations, costs and expenses of the company. We may have further comment.

Response: The Company has revised the disclosure accordingly. For instance, please see pages 60-62 of Amendment No. 1.

4.

We note disclosure in the Article Fifth of your Amended and Restated Certificate of Incorporation that “Paragraphs A through K may not be amended after the consummation of the Corporation’s IPO without the unanimous consent of the Corporation’s stockholders prior to the consummation of any Initial Business Combination.” (Emphasis ours.) Please

John Reynolds, Assistant Director, p. 3

advise as to whether or not an amendment to any of the subject provisions would be valid under applicable state law if less than unanimous but greater than 50 percent of the shareholders consent to any such amendment. Also, please clarify if the unanimity will be determined by votes made or total shares outstanding.

Response: While the Company has not sought a formal legal opinion on the matter, the Company has been advised by Delaware counsel that the validity of the unanimous consent provisions in its Amended and Restated Certificate of Incorporation under Delaware corporate law has not been settled. However, the Company views the subject provisions as obligations to its stockholders, and believes that investors will make an investment in the units relying at least in part on the enforceability of the rights and obligations set forth in these provisions, including, without limitation, the expectation that they cannot be amended without the unanimous consent of its stockholders. The Company has revised the disclosure accordingly, and to clarify that unanimity would be determined by total shares of the Company’s common stock outstanding. Please see page 63 of Amendment No. 1. The Company has also revised the disclosure to add a risk factor highlighting the risk to investors that the unanimous consent requirement may not be enforceable as a matter of Delaware corporate law. Please see pages 17-18 of Amendment No. 1.

5.

In conjunction with the preceding comment, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Response: Please see the Company’s response to the preceding comment.

Prospectus Cover Page

6.	We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

Response: Subsequent to the completion of its initial public offering, the Company will satisfy the American Stock Exchange’s quantitative and qualitative listing standards applicable to listings of equity securities. Specifically, upon the completion of its initial public offering, the Company expects to have (i) a stockholder’s equity in excess of $4 million; (ii) a total market capitalization of greater than $50 million; (iii) a minimum public distribution of one million equity securities, together with a minimum of 400 public stockholders; (iv) an aggregate market value of publicly held securities in excess of $15 million; and (v) a minimum market price of $2 per equity security. As a result, the Company believes that it will satisfy “Initial Listing Standard 3” of the American Stock Exchange’s quantitative listing standards.

John Reynolds, Assistant Director, p. 4

In addition, the Company currently satisfies or, upon the consummation of its initial public offering, will satisfy all of the American Stock Exchange’s qualitative listing standards: the Company will have (i) a board of directors composed of a majority of independent directors, (ii) an audit committee and a nominating and corporate governance committee, each composed solely of independent directors, and (iii) the compensation of the chief executive officer, if any, will be determined or recommended to the board for determination by a majority of the independent directors (although, as disclosed in the registration statement, the chief executive officer shall not receive any compensation prior to consummation of a business combination). As required by the American Stock Exchange listing standards, the Company will also adopt a code of conduct and ethics that applies to all of its directors, officers and employees, and that complies with the definition of a “code of ethics” as set forth in Item 406 of Regulation S-K by the time the initial public offering is consummated. The Company will file its audit committee charter, nominating and governance committee charter and code of ethics as exhibits to the Registration Statement.

Prospectus Delivery Obligation, page i

7.	Please advise us of the basis for the requirement of only 25 days for the prospectus delivery obligation.

Response: The Company expects that its securities will be approved for listing on the American Stock Exchange by the later of the effective date of its Registration Statement or the first date on which such securities will be bona fide offered to the public. Under Rule 174(d) under the Securities Act of 1933, as amended (the “Securities Act”), when a registration statement relates to the security of an issuer that is not subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, and as of the offering date, the security is listed on a registered national securities exchange or authorized for inclusion in an electronic inter-dealer quotation system sponsored and governed by the rules of a registered securities association, a dealer (including an underwriter no longer acting as an underwriter in respect of the security involved in such transactions) is not obliged to deliver a prospectus after the expiration of 25 calendar days after the later of the effective date of the registration statement or the first date on which the security was bona fide offered to the public, rather than of the 40- or 90-day delivery period specified in Section 4(3) of the Securities Act.

Prospectus Summary, page 1

8.	We note the disclosure on page one is identical to the disclosure on page 42. Repetition does not enhance disclosure. Please revise limit the use of repetition.

Response: The Company has revised the Prospectus Summary section of Amendment No. 1 to limit repetition.

John Reynolds, Assistant Director, p. 5

9.

On page nine, we note that it will take “a majority of the shares of common stock voted” to approve any transaction. Please revise to clearly state then that a failure to vote will have no effect on the outcome of the transaction.

Response: The Company has revised the disclosure to clarify that, in connection with the vote required for the Company’s initial business combination, a majority of the issued and outstanding common stock (whether or not held by public stockholders) will constitute a quorum and that so long as a quorum is in attendance at the meeting, a failure to vote will have no outcome on the transaction. Please see, for example, page 10 of Amendment No. 1.

10.	In the appropriate section, please revise to clarify whether the 19.99% threshold could be lowered or increased by the company after the completion of your public offering.

Response: Please see the Company’s response to comment 4.

Summary Financial Data, page 12

11.

Please provide us with the data you used to compute $241,646,985 for the “as adjusted” working capital balance as of June 20, 2006. It appears you are including $5,000,000 of deferred underwriting discounts. Please tell us why it is appropriate to include this in your working capital balance.

Response: The Company has revised the “as adjusted” working capital balance as of June 20, 2006. The revised “as adjusted” working capital balance as of June 20, 2006, totals $235,710,502, and includes (i) net working capital of $2,085,502 and (ii) proceeds of $233,625,000 from the public and private offerings, but excludes $5,000,000 of deferred underwriting discounts and commissions. Please see page 14 of Amendment No. 1.

Risk Factors, page 13

12.

In risk factor three, we note that an effective registration statement is required in order for the warrant holders to exercise their warrants if you are able to consummate a business combination. Please revise to clarify if they will be entitled to a cash settlement if you fail to maintain an effective registration statement. If they are not entitled to a cash settlement, please revise to explain if they are entitled to any remedy if you fail to maintain an effective registration statement.

Response: The Company has revised the disclosure accordingly. See page 16 of Amendment No. 1.

13.

Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6(b) of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

John Reynolds, Assistant Director, p. 6

Response: The Company is amending the terms of the warrants to provide that the warrants may not be redeemed if the warrants would otherwise be exercisable but cannot be exercised because there is no related registration statement or current prospectus. This revised term is reflected in the disclosure concerning the public warrants on page 4 of Amendment No. 1, for example.

14.

In conjunction with the preceding comment, please revise to discuss the fact that the exercise of the warrants issued in the private placements are not subject to the same limitations and restrictions on exercise that are applicable to the publicly-issued warrants and discuss where appropriate the benefit resulting to the Initial Stockholders.

Response: The Company has revised the disclosure accordingly. Please see, for example, page 6 of Amendment No. 1.

15.

In risk factor seven, we note that several of your insiders have agreed, “subject to certain exceptions,” to be personally liable to cover claims made by third parties that would affect the trust proceeds. In the appropriate section, please revise to discuss the certain exceptions that would prevent the noted individuals from being personally liable. Also, please revise to discuss the efforts made to determine if such persons have the means to incur the liability to third parties.

Response: The Company has revised the disclosure to delete the reference to certain exceptions as there are none to which reference is not already made in the disclosure. The Company has also revised the disclosure to discuss the efforts made to determine if such persons have the means to incur the liability to third parties (which efforts include reviewing the information obtained from these individuals in response to their director and officer questionnaires and obtaining accredited investor representations from them). Please see pages 61-62 of Amendment No. 1.

16.

In risk factor seven, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law.

Response: The Company has not obtained any waiver agreements at this time and the Company has revised the disclosure accordingly. Please see page 18 of Amendment No. 1.

17.	In risk factor 26, please revise to quantify the price that the initial shares were sold for.

Response: The Company has revised the disclosure accordingly. Please see page 25 of Amendment No. 1.

18.

It is not clear how the obligations of the federal securities laws to provide financial information in accordance with GAAP presents a material risk since all companies are subject to those obligations. Please revise risk factor 35 to discuss how this risk is specific to you.

John Reynolds, Assistant Director, p. 7

Response: The Company has reconsidered this risk factor in light of the Staff’s comment and determined that the risk is not specific enough to the Company to warrant inclusion in the Registration Statement. The Company has therefore deleted this risk factor.

19.	The risk associated with potential overruns appears to affect companies across industries. Please revise risk factor 35 to discuss how the risk is specific to you.

Response: The Company has revised the disclosure accordingly. Please see page 31 of Amendment No. 1.

Use of Proceeds, page 31

20.

We note that your search and consummation of a business combination will be primarily funded with interest from the trust account. Please revise to discuss your expectations associated with the interest to be earned on the funds in trust. Clarify if initial shareholders are obligated to advance you funds if the interest disbursements are not provided when expenses are incurred.

Response: The Company has revised the disclosure accordingly. Please see page 37 of Amendment No. 1.

21.

We note that you may use a portion of the interest earned to pay a “no-shop” provision. Is there any possibility that such payment would be able to deplete all of your non-trust funds? If so, how do you intend to fund your search efforts? Please revise accordingly.

Response: The Company has revised the disclosure accordingly. Please see page 38 of Amendment No. 1.

Proposed Business, page 41

22.

Please tell us the factors you considered in determining to raise $250,000,000. Also, we note that you are currently “reviewing and evaluating a financing commitment” you have received for $250,000,000. Please revise to disclose the discussions and communications that have taken place that lead to the proposal of the noted financing commitment.

Response: In determining the size of this offering, the Company’s management concluded (based on their preliminary assessment of the potential universe of acquisition candidates and their collective experience) that an offering of this size would provide the Company with sufficient equity capital to execute its business plan. The Company believes that this amount of equity capital, plus the possibility of using both cash and stock to make an acquisition and the potential ability to draw on an asset-based credit facility as described below, will give it substantial flexibility in selecting an acquisition target and structuring its initial business combination. The Company has revised the disclosure to include this information and to disclose the discussions and communications that have taken place that led to the financing proposal. Please see page 57 of Amendment No. 1.

John Reynolds, Assistant Director, p. 8

23.

To the extent possible, please revise this section to replace technical jargon or language with plain English. Revise to define all terms that would not be understood by the ordinary reasonable investor. For instance, please revise to define the terms “feedstock” and “margin-based.” Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps/legal/slbcf7.htm and http://www.sec.gov/interps/legal/cfslb7a.htm, respectively, and revise your disclosure accordingly.

Response: The Company has revised the “Proposed Business” section of the disclosure accordingly.

24.

We note the substantial disclosure concerning heavy, sour crude oil. We also note that you intend to particularly focus on the refining industry. Please revise to clarify the circumstance under which the company would not combine with a company in the business of refining heavy/sour crude oil.

Response: The Company has revised the disclosure accordingly. Please see pages 48-49 of Amendment No. 1.

25.

We note the disclosure of the cost advantages in dealing with heavy and sour crude because of the differentials. Your disclosure highlights the cost difference in the differentials. However, it appears that the cost differential is associated with the efforts and equipment needed to refine heavy/sour crude. As such, please revise to discuss the additional efforts and equipment needed, in terms of cost, so that investors can understand the “advantage” you are attempting to discuss.

Response: The Company has revised the disclosure accordingly. Please see pages 48-49 of Amendment No. 1.

26.

We note the disclosure on page 46 that you believe management’s experience provides you with a “competitive advantage” in evaluating targets. Please revise to clarify if the noted disclosure implies that the other blank check companies’ managements are not as qualified as yours. If they are as qualified as yours, it would appear that you do not have a competitive advantage. Please revise or advise.

Response: The Company has revised the disclosure to delete the references to “advantages.” Please see page 53 of Amendment No. 1.

27.

We note that you have already obtained a “report” in order to determine the feasibility of your current endeavor. We also note that the report appears to have been considered in the insiders’ decision to purchase the initial shares and private placement units. It would appear that the result of the noted report would be material to investors’ decisions to purchase in your offering as well. Please revise to discuss the material aspects of the study.

John Reynolds, Assistant Director, p. 9

Response: The Company has revised the disclosure accordingly. Please see page 55 of Amendment No. 1.

28.	Please revise to clarify how the report was conducted and how the party conducting the study was aware of companies looking to be acquired.

Response: Further information about the content and conduct of the report has been included in the disclosure provided in response to comment 27. As noted in that additional disclosure, the report did not address whether any refineries are available to be acquired.

29.	Please revise to discuss the background of your formation. Disclose the discussions that took place and identify the parties that organized your current company and management team.

Response: The Company has revised the disclosure accordingly. Please see page 48 of Amendment No. 1.

30.	Under the caption “sources of target businesses,” please revise to disclose if you will contact the opportunities included in the report you received.

Response: The Company has revised the disclosure accordingly. Please see page 56 of Amendment No. 1.

31.

We note that financial condition is one of the criteria you will consider. Please elaborate. Are you referring companies with a positive financial condition or those with negative or weak conditions? Clarify if you are able to acquire an under performing company that is suffering losses. If so, clarify if, in that circumstance, your management will be required to remain with the company. If not, clarify what would be the purpose of acquiring an underperforming company and retaining its underperforming management.

Response: The Company has revised the disclosure accordingly. Please see page 57 of Amendment No. 1.

32.

We note the list of criteria you have included on pages 49. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important and material to investors. Please revise accordingly or advise.

Response: The Company expects that the enhanced disclosure in Amendment No. 1 concerning the proposed business of the Company in response to the Staff’s other comments, and

John Reynolds, Assistant Director, p. 10

especially the additional language in the section “Selection of a target business and structuring of a business combination” in response to comment 31, will provide investors an increased ability to understand the considerations that will be material to the Company’s evaluation of potential acquisition targets. However, the general criteria listed in bullet points in that section are the attributes that the members of the Company’s management had used in their previous experiences in evaluating acquisitions in the energy industry, and are the criteria they intend to use to evaluate potential acquisition targets for the Company. Even within the scope of a fairly well-defined business plan such as the Company’s, management expects that the specific factors that will be most relevant in evaluating different potential targets will vary greatly. Because management expects to evaluate potential acquisition targets itself on a case-by-case basis rather than to retain third-party finders or consulting companies to source potential acquisition targets (as is now disclosed on page 56 of Amendment No. 1), it has not attempted to develop additional criteria that might be necessary if they were to instruct third parties to conduct sourcing activities.

33.

On page 50, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

Response: The Company has revised the disclosure accordingly. Please see pages 57-58 of Amendment No. 1.

34.

We note that any opinion obtained would be limited to whether or not the target is worth 80 percent of the amount in the trust account. We also note that you may acquire a company by issuing shares. In the event that you issue shares in order to acquire a target and such issuance causes the investors in this offering to collectively become minority shareholders, clarify if you would be required to obtain an opinion or independently opine on whether the transaction is fair to your shareholders.

Response: The Company has revised the disclosure accordingly. Please see page 58 of Amendment No. 1.

35.

The staff notes that the company is obligated to consummate its initial acquisition with an entity or entities whose fair value is equal to at least 80% of the “balance in the trust account” as opposed to the “net assets” of the company. Please provide a discussion to clarify any differences between the two terms.

Response: The Company has revised the disclosure accordingly. Please see pages 57-58 of Amendment No. 1.

John Reynolds, Assistant Director, p. 11

36.

We note that your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

Response: The Company is amending its certificate of incorporation to set a limited duration of 24 months for the Company. If the Company has not completed its initial business combination by the cut-off date (unless this provision has been amended in connection with a stockholder vote approving a business combination), the Company’s corporate existence will cease except for the purposes of winding up its affairs and liquidating pursuant to Section 278 of the Delaware General Corporation Law. The Company has revised the relevant disclosure accordingly. Please see pages 60-62 of Amendment No. 1.

37.

On page 51, we note that “each of NTR Partners LLC and NTR Investors LLC” has agreed to vote shares acquired in the after marked in favor of the business combination. Please revise to clarify if that means members of management may purchase in the offering or afterwards and vote in any manner they chose.

Response: The Company has revised the disclosure accordingly. Please see page 59 of Amendment No. 1.

38.

In the fourth full paragraph on page 52, you state “[T]he offering proceeds deposited in the trust account could, however, become subject to the claims of our creditors that could be in preference to the claims of our public stockholders” (emphasis added). Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

Response: The Company has revised this language to reflect the planned amendments to the Company’s certificate of incorporation. Please see page 62 of Amendment No. 1.

Management, page 59

39.

We note the petroleum companies that D. Duane Gilliam has been associated with. Please revise to discuss the actual line of business of such companies. For instance, were the companies drilling or refining oil? Also, please revise to disclose Mr. Gilliam’s activities from 2003 to the present.

Response: The Company has revised the disclosure accordingly. Please see page 68 of Amendment No. 1.

40.

We note that the shares held by NTR Partners are attributed to a number of other individuals that are listed here as members of management. Please revise to clarify the association between NTR Partners and your members of management. Also, please disclose the relationship between Mr. Gilliam and Gilliam Enterprises.

John Reynolds, Assistant Director, p. 12

Response: The Company has reorganized the disclosure to clarify the association between NTR Partners and the members of management. Please see page 74 of Amendment No. 1.

41.	In the appropriate section(s), please revise to discuss the business of NTR Partners and its affiliated entities.

Response: The Company has revised the disclosure accordingly. Please see pages 74-75 of Amendment No. 1.

42.	Please revise to disclose William Hantke’s and L.E. Scott’s activities from 2005 to the present.

Response: Neither Mr. Hantke nor Mr. Scott engaged in any activities since 2005 that would constitute business experience that would provide investors with information relating to the level of their professional competence. Mr. Hantke retired from Premcor in May 2005, prior to being approached by Mr. Rodriguez and Mrs. Hendricks in January 2006, and Mr. Scott had been exploring various opportunities in the international engineering and construction sectors when he was approached by Mr. Rodriguez. The Company does not believe it is necessary to include this information.

Transfer Restrictions, page 65

43.

We note that the exception to the transfer restriction that the “permitted transferees” have to agree to be subject to the “same transfer restrictions and vote with the majority of public shareholders” in connection with the initial business combination. Considering the various securities to be held by the NTR entities, which could be considered control parties, are privately placed, please revise to discuss the exemption to be relied upon in making any transfers. Also, please revise to define your use of the term “associated” in describing “permitted transferees.

Response: Under Section 9(a)(ii) of the Initial Founders’ Securities Purchase Agreement between NTR Partners LLC and the Company, which was filed as Exhibit 10.4 to the Registration Statement, the holder of the initial founders’ shares must inform the Company in writing if and when it wishes to transfer any shares. The Company is then required by the purchase agreement to obtain an opinion from its counsel, and such a transfer may only take place at that time, subject to the other contractual transfer restrictions in the purchase agreement, if in the reasonable opinion of counsel to the Company, the proposed transfer may be effected without registration under the Securities Act and applicable state securities acts, and then only on such further terms and conditions as shall be required to ensure compliance with the Securities Act and the applicable state securities acts; and, if, in the reasonable opinion of counsel to the Company, the proposed transfer of such Initial Founders’ Shares may not be effected without registration under the Securities Act or the applicable state securities acts, a copy of such opinion shall be promptly delivered to the Purchaser, and such proposed transfer shall not be made unless a registration statement covering the initial founders’ shares is then in effect. Similarly, Section

John Reynolds, Assistant Director, p. 13

5 of the Warrant Agreement between the Company and American Stock Transfer and Trust Company, pursuant to which all of the Company’s warrants will be issued, and a form of which was filed as Exhibit 10.3 to the Registration Statement, requires a holder of any of the founders’ warrants, the performance warrants or the private placement warrants, prior to any proposed transfer of their warrants not made pursuant to an effective registration statement, to provide the Company among other things with an opinion of counsel reasonably acceptable to the Warrant Agent and the Company that such warrants may be transferred without registration under the Securities Act. The Company believes that these provisions, together with the other provisions and restrictions in the Initial Founders’ Purchase Agreement and the Warrant Agreement, are sufficient to ensure that any transfers to permitted transferees will be made in accordance with the securities laws and in reliance on an appropriate exemption from the registration requirements thereunder, and we do not believe it is necessary or material to investors in this offering to state what exemption might be relied on in a hypothetical future transfer. In addition, as “Permitted Transferee” is a defined term under the Warrant Agreement and, by reference thereto, the Initial Founders’ Purchase Agreement, and neither agreement defines the term “associated” in the definition of or for purposes of this term, the Company does not believe it would be appropriate to seek to define it in the Registration Statement.

Underwriting, page 77

44.

We that you have requested the underwriters reserve a number of units for a directed share program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response: The Company has determined not to proceed with the directed share program and has revised the disclosure accordingly.

45.

We note that the underwriters may make available an electric version of the prospectus. If the underwriters decide to engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: The underwriters intend to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to institutional clients for this offering. The underwriters intend to use this system to complement

John Reynolds, Assistant Director, p. 14

their process for hard copy delivery of preliminary prospectus information only. The underwriters currently intend to use i-Deal for the distribution to institutional clients of (i) the preliminary prospectus, (ii) any subsequent preliminary prospectus included in any pre-effective amendment, (iii) any preliminary prospectus distributed in connection with any required recirculation and (iv) any supplement or sticker to a preliminary prospectus.

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (together, the “Underwriters”) have advised the Company that they will not enter into any agreements with other underwriters that would contractually limit the ability of those underwriters to make an Internet posting. The Underwriters have also advised the Company that they do not know if any other underwriters that may become members of the syndicate would place a prospectus online or how they might choose to do so. The Underwriters do not currently know if anyone will be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Disclosure consistent with the procedures described above has been included in the “Underwriting” section of the prospectus. Please see page 92 of Amendment No. 1.

The Company has been advised by the Underwriters that although the Underwriters do not currently know if there will be any other underwriters for this offering, any other underwriter that is invited to become a member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Underwriters know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Underwriters do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff's concerns, the Underwriters will include in a communication to the syndicate the following:

“You may not make an online distribution of shares of NTR Acquisition Co. units unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

John Reynolds, Assistant Director, p. 15

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules and given the representations that will be received by the Underwriters that syndicate members will so comply, there would not appear to be a regulatory need to make the Underwriters responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

Neither the Company nor the Underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than (i) as described in the response to this comment regarding the Underwriters’ use of i-Deal, and (ii) in connection with plans to make roadshow presentation materials available on the Internet during live roadshow presentations through Net Roadshow, Inc. (www.netroadshow.com). While the Underwriters have contracted with Net Roadshow, Inc. for these services, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of making roadshow presentation materials available on the Internet during live roadshow presentations is to provide access to the roadshow to institutional and retail customers who may not attend roadshow meetings in person. An electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) will be made available on the Net Roadshow web site as part of the roadshow presentation materials.

Financial Statements, page F-3

46.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response: The Company will update the financial statements and related disclosure in Amendment No. 1 as and when required by Rule 3-12 of Regulation S-X.

47.

Since your deferred offering costs appear to be considered long term assets, please revise to separate them from the current assets and classify them as such. Also revise to report your liabilities as current.

Response: The Company has revised the financial statements included in Amendment No. 1 accordingly. Please see page F-3.

48.	The accrued offering cost balance appears to be greater than five percent of total current liabilities. Accordingly, revise to separately state accrued offering costs on the face of the balance sheet.

Response: The Company has revised the financial statements included in Amendment No. 1 accordingly. Please see page F-3.

John Reynolds, Assistant Director, p. 16

49.	Revise the footnotes to disclose your commitment to pay NTR Management LLC, a monthly fee of $7,500 for general and administrative services, including office space and secretarial support.

Response: The Company has decided to enter into its arrangements in an alternative manner and no longer has such a commitment, and has revised the disclosure in Amendment No. 1 accordingly.

Note 7 – Common Stock and Warrants, page F-10

50.	Disclose the assumptions used to calculate the fair market value of the 4,250,000 shares of warrants issued.

Response: The Company has revised Note 7 to the financial statements included in Amendment No. 1 accordingly. Please see page F-10.

Exhibit 23

51.	Provide a current consent of the independent accountant in any amendment.

Response: The Company has filed a current consent of the independent accountant with Amendment No. 1.

Recent Sales of Unregistered Securities, page II-4

52.

It appears that an investment decision has already been made regarding the private placement of units to be made at a later date. Please revise to include those in this section. Also, please advise if there is a document that evidences the private placement to take place contemporaneously with or prior to the offering.

Response: The Company has revised the disclosure accordingly. There is no document evidencing this transaction at this time. The Company will file the purchase agreement with NTR Partners LLC as an exhibit to the Registration Statement when there is such a document.

John Reynolds, Assistant Director, p. 17

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2122 or my colleague Carolyn J. Luxemburg at (212) 225-2418. Accounting questions may be directed to Stephen Dabney of KPMG LLP, telephone: (713) 319-2389.

Sincerely,

/s/ Raymond B. Check

Raymond B. Check, Esq.

Enclosure

cc:	Mario Rodriguez, NTR Acquisition Co.